Exhibit 99.8

CONSENT OF Independent Registered Public Accounting Firm

We hereby consent to the inclusion in Entrée Gold Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016 of our report dated March 10, 2017, relating to the consolidated financial statements, which appear in the Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 10, 2017